SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 1998 and 1997


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 33-59853


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
                      SALARIED SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION SALARIED SAVINGS AND INVESTMENT PLAN


                                    /s/ Alan M. Roth
                                    -------------------------------------
Dated: June 29, 1999           By   Alan M. Roth
                                    Vice President Taxes and Benefits Compliance

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION SALARIED
SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  4


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1998 and 1997                                                5

  Statement of Changes in Net Assets Available for Plan Benefits
    with Fund Information for the Year Ended December 31, 1998                6

  Notes to Financial Statements                                             7-11


SUPPLEMENTAL SCHEDULES:

  Item 27a - Assets Held for Investment Purposes at December 31, 1998         12

  Item 27d - Schedule of Reportable Transactions for the Year Ended
    December 31, 1998                                                         13

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
 Northrop Grumman Commercial Aircraft Division
 Salaried Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 1999

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------


                                                              December 31,
                                                             1998     1997
                                                          ------------------
                                                            (In Thousands)

ASSETS:
  Investments, at fair value:
    Northrop Grumman Master Trust -
      Stable Value Fund - (Note Card D)                     $72,188  $56,187
    Frank Russell Trust Company Funds:
      Equity I Fund                                          84,991   68,721
      Global Balanced Fund                                   29,764   25,530
      Global Equity Fund                                     21,069   19,346
    T. Rowe Price Company -
      Growth & Income Fund                                   20,176   19,386
    Northrop Grumman Corporation common stock                 1,377    1,264
    Temporary Investment Fund                                    75       34
    Loans receivable from plan participants (Note A)          6,798    6,006
                                                           -------- --------
          Total investments                                 236,438  196,474

Receivables:
  Employer's contributions                                      111     --
  Participants' contributions                                   287     --
  Net securities sales pending settlement                     2,439      274
  Accrued income receivable                                       1        1
                                                           -------- --------
          Total receivables                                   2,838      275
                                                           -------- --------
          Total assets                                      239,276  196,749
                                                           -------- --------
LIABILITIES:
  Net securities purchases pending settlement                 2,428      296
  Accrued expenses payable                                      318      279
                                                           -------- --------
          Total liabilities                                   2,746      575
                                                           -------- --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $236,530 $196,174
                                                           ======== ========


See notes to financial statements.

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                    Year Ended December 31, 1998
                                      -------------------------------------------------------------------------------------------
                                      Stable                          Global     Growth & Northrop
                                      Value     Equity I  Balanced    Equity     Income   Grumman      Participant
                                      Fund       Fund      Fund       Fund       Fund     Fund            Loans           Total
                                                                       (In Thousands)

INVESTMENT INCOME:
  Net appreciation
    (depreciation) in fair
    value of investments          $    --       $ 16,386  $   4,236    $   3,371 $   (155)  $  (623)   $     --        $  23,215
  Interest and other income           4,463          217         82           69    2,004        11          --            6,846
  Dividends                            --           --         --           --       --           1          --                1
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------

                                      4,463       16,603      4,318        3,440    1,849      (611)         --           30,062

CONTRIBUTIONS:                                                                                               --
  Employer                            1,447        2,310        847          817      947       266                       6,634
  Employees                           3,637        6,020      2,176        2,074    2,394       598          --           16,899
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
                                      5,084        8,330      3,023        2,891    3,341       864          --           23,533
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
          Total additions             9,547       24,933      7,341        6,331    5,190       253          --           53,595
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
DEDUCTIONS:                            --           --         --           --       --         --           --
  Benefits paid to participants      (4,908)      (2,815)    (1,433)        (877)  (1,163)     (157)         (80)        (11,433)
  Administrative expenses              (340)        (788)      (322)        (263)     (93)      --           --           (1,806)
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
          Total deductions           (5,248)      (3,603)    (1,755)      (1,140)  (1,256)     (157)         (80)        (13,239)
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
TRANSFER BETWEEN
  FUNDS                              12,528       (5,238)    (1,717)      (3,418)  (3,078)       51          872            --
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
NET INCREASE                         16,827       16,092      3,869        1,773      856       147          792          40,356
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:
  Beginning of period                56,418       68,451     25,437       19,307   19,289     1,266        6,006         196,174
                                  ---------    ---------  ---------    --------- -------- ---------    ---------       ---------

  End of period                   $  73,245    $  84,543  $  29,306    $  21,080 $ 20,145 $   1,413    $   6,798       $ 236,530
                                  =========    =========  =========    ========= ======== =========    =========       =========

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION SALARIED
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

A.  DESCRIPTION OF THE PLAN

    The following description of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General- The Plan is a defined contribution profit sharing plan with a 401(k) feature.

    Effective August 31, 1992, the sale of certain assets and liabilities of the Aircraft and Missiles Division of the LTV Aerospace and Defense Company was completed. The LTV Corporation sold the Aircraft Division to the Carlyle Group and Northrop Corporation, and the Vought Aircraft Company ("Vought") was established. The account balances of former Aircraft Division participants in the LTV Capital Accumulation Plan (the "Predecessor Plan") were transferred to the Vought Aircraft Salaried Capital Appreciation Plan effective August 31, 1992. Effective August 31, 1994, Northop Grumman Corporation (the "Company") purchased all of the Carlyle Group's interest in Vought, and Vought became a wholly owned subsidiary of Northrop Grumman Corporation. Effective July 1, 1995, the Plan was amended to change the name to the Vought Aircraft Salaried Savings and Investment Plan. Effective October 1, 1997, the Plan was amended to change the name to Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plans.

    Contributions - The Plan offers participants a choice between the type of contributions they can make, and such contributions may be between 2% and 18% of eligible compensation in increments of 1%. A participant can elect tax-deferred (before-tax) contributions, after-tax contributions, or a combination of both. An active participant may change the percentage of his or her contributions. Contributions are subject to certain limitations.

    The Company's matching contribution is as follows:

     Employee Contribution                               Company Match

     First 2% of eligible compensation                             100%
     Next 2% of eligible compensation                               50%
     Next 4% of eligible compensation                               25%
     Contributions over 8%                                           0%

    Participant Accounts - A separate account is maintained for each participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and the proportionate share of the Plan's earnings and administrative expenses. Allocations are based on the participants' account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Plan participants are fully vested (100%) at all times in the balance of their accounts (both employee and employer contributions).

    Investment Options - Upon enrollment in the Plan, each participant may direct that his or her employee contributions and Company matching contributions, in 1% increments, be invested in any of the following investment funds:

       Northrop Grumman Master Trust - Stable Value Fund
       Frank Russell Trust Company Fund - Equity I Fund
       Frank Russell Trust Company Funds - Global Balanced Fund
       Frank Russell Trust Company Funds - Global Equity Fund
       T. Rowe Price Company - Growth & Income Fund
       Northrop Grumman Corporation common stock

    Participants may change their investment options on a daily basis.

    Participant Notes Receivable - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. A participant may not have more than one outstanding loan at any given time. Loans will be prorated across all investment funds and are secured by the balance in the participant's account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan's trustee plus 1%. Repayments are made from weekly payroll deductions (for active employees) or other method approved by the administrative committee. The maximum loan period is five years, or ten years for a loan used to acquire a dwelling that is to be the principal residence of the participant. Loans may be prepaid in full; partial prepayments are not permitted.

    Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. A participant may also delay his or her lump-sum payment until the participant's normal retirement date if the account balance exceeds $5,000.

B.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - In the accompanying statements of net assets available for plan benefits, the Plan's investments are stated at fair value, except for the Plan's investment in the Stable Value Fund, which is valued at contract value (see Note D). Investments in the Equity I Fund, Global Balanced Fund, Global Equity Fund, and Growth & Income Fund (the "Funds") are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Northrop Grumman common stock is valued at its quoted market price. Loans receivable from plan participants are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits - Benefits are recorded when paid. As of December 31, 1998 and 1997, benefits payable to participants are approximately $14,000 and $3,000, respectively.

C.  INVESTMENTS

    Except for its insurance and investment contracts (see Note D), the Plan's investments as of December 31, 1998 and 1997, are stated at fair value as determined by quoted market prices.

    On January 1, 1998, Northrop Grumman Corporation pooled all of the insurance and investment contracts for the Northrop Grumman Corporation Savings and Investment Plan Master Trust, the Northrop Grumman Master Trust, and the contracts held by the Northrop Grumman Electronic Sensorws and Systems Division Savings and Investment Program into the Northrop Grumman Stable Value Master Trust (the "Master Trust").

    Investments held at contract value in the Master Trust as of December 31, 1998 and in the Northop Grumman Master Trust as of December 31, 1997, are as follows (in thousands):

                                                             1998        1997

    Guaranteed and Bank Investment Contracts              $1,298,790  $  61,254
    Northrop Retirement Savings Temporary Investment Fund     60,090      5,339
    Accrued Income                                               113         15
                                                          ----------  ---------
          Total                                           $1,358,993  $  66,608

    The Plan's investment in the Master Trust as of December 31, 1998, and in the Northrop Grumman Master Trust as of December 31, 1997, is as follows (in thousands):

                                                             1998        1997

    Contract Value of Guaranteed and Bank Investment
       Contracts                                          $   72,188  $  56,187
    Net securities sales pending settlement                    1,010        274
         Total                                            $   73,198  $  56,461

    Percentage of ownership                                     5.39%     84.77%

    Investment income in the Stable Value Master Trust was $91,158,197 for the year ended December 31, 1998. Investment income in the Northrop Grumman Master Trust for the year ended December 31, 1997 was $4,537.000.

D.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    All investment and insurance contracts held by the Master Trust are considered to be fully benefit-responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

    The following information is disclosed for the investment and insurance contracts within the Master Trust as of December 31, 1998, and the Northrop Grumman Master Trust as of December 31, 1997 (in millions):

                                                           1998         1997

     Contract value of assets                            $1,299        $ 61.3
     Fair value of assets                                $1,343        $ 62.2
     Crediting interest rate of assets
      at December 31                                       7.08 %        6.62 %
     Average yield on assets for the 12 months
      ending December 31                                   7.09 %        7.39 %
     Duration                                         2.58 years    2.05 years

E.  INCOME TAX STATUS

    The Internal Revenue Service ruled on December 9, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, the related trust is not subject to tax under the present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Northrop Grumman Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

F.  TRANSACTIONS WITH PARTIES-IN-INTEREST

    In management's opinion, fees paid for services rendered by parties-in-interest during 1998 and 1997 were based upon customary and reasonable rates for such services.

                                     ******

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

(a)           (b)                                (c)                   (d)             (e)
                                     Description of Investment,
                                     Including Maturity Date,
   Identity of Issue, Borrower,      Rate of Interest, Collateral,                   Current
     Lessor or Similar Party         Par or Maturity Value             Cost           Value

 *   Northrop Grumman Master Trust     57,132,164 units of
                                        participation in Stable
                                        Value Fund                 $  66,412,112  $ 72,187,746

 *   Frank Russell Trust Company       2,385,854 units of
                                        participation in
                                        Equity I                     58,125,716     84,991,269

 *   Frank Russell Trust Company       1,166,980 units of
                                        participation in
                                        Global Balanced Fund         20,283,557     29,763,829

 *   Frank Russell Trust Company       734,851 units of
                                        participation in
                                        Global Equity Fund           14,162,137     21,068,900

 *   T. Rowe Price Company             768,621 units of
                                        participation in Growth &
                                        Income Fund                  18,225,735     20,176,292

 *   Northrop Grumman Corporation      18,831 shares of common
                                        stock                         1,702,433      1,377,017

 *   Bankers Trust Company             70,104 units of
                                        participation in Northrop
                                        Retirement Savings
                                        Temporary Investment
                                        Fund                             70,104         70,104

 *   Loans to Participants             At prime rate plus 1%
                                        (7% - 11%) with maturity
                                        dates of up to 10 years                      6,798,141
                                                                   ------------   ------------
                                                                   $178,981,794   $236,433,298
                                                                   ============   ============


*  Party-in-Interest

NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31 ,1998
--------------------------------------------------------------------------------
SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

          (a)                           (b)                      (c)           (d)          (g)            (h)                (i)
                                                                                                      Current Value           Net
  Identity of Party                 Description               Purchase       Selling      Cost of       of Assets            Gain
       Involved                       of Asset                  Price         Price        Asset      Transaction Date      (Loss)
Bankers Trust Company     Pyramid Directed Cash Account     $ 4,889,687                 $ 4,889,687   $                   $     -

Bankers Trust Company     Pyramid Directed Cash Account                   $ 4,819,583   $ 4,819,583   $ 4,819,583

Northrop Grumman          Retirement Savings STIF             9,460,918                   9,460,918

Northrop Grumman          Retirement Savings STIF                           9,494,541     9,494,541     9,494,541               -

Northrop Grumman          Stable Value Utilized Fund         34,839,697                  34,839,697

Northrop Grumman          Stable Value Utilized Fund                       24,382,594    22,427,774    24,382,594          1,954,820

Northrop Grumman          Consolidated GIC Fund              11,283,660                  11,283,660

Northrop Grumman          Consolidated GIC Fund                            10,028,853     9,252,171     10,028,853           776,682

Participant Loans         Loans Receivable                    4,129,888                   4,129,888

Participant Loans         Loans Receivable                                  3,337,534     3,337,534      3,337,534              -

T. Rowe Price             Growth & Income Fund                8,674,233                   8,674,233

T. Rowe Price             Growth & Income Fund                              7,729,267     6,658,791      7,729,267         1,070,476

Frank Russell             Equity Fund                        13,602,861                  13,602,861

Frank Russell             Equity Fund                                      13,516,953     9,140,740     13,518,953        4,378,213

Frank Russell             Global Balanced                     7,705,034                   7,705,034

Frank Russell             Global Balanced                                   7,707,306     5,405,501      7,707,306        2,301,805

Frank Russell             Global Equity                       4,826,858                   4,826,858

Frank Russell             Global Equity                                     6,475,303     4,673,750      6,475,303        1,801,553

Frank Russell             Equity I Fund - Vought Aircraft    18,094,525                  18,094,525

Frank Russell             Equity I Fund - Vought Aircraft                  18,294,138    13,966,032     18,294,138         4,328,106


                                                                       Exhibit 1
                                                                       ---------








                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-59853 of Northrop Grumman Corporation on Form S-8 of our report dated June 24, 1999, appearing in this Annual Report on Form 11-K of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan for the year ended December 31, 1998.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
June 29, 1999